UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d)

of the Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-13881

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’

PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MARRIOTT INTERNATIONAL, INC.

10400 Fernwood Road

Bethesda, Maryland 20817

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1.	Financial statements

•	Report of Independent Registered Public Accounting Firm CohnReznick LLP

•	Statements of Net Assets Available for Benefits as of December 31, 2015 and December 31, 2014

•	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015

•	Notes to Financial Statements

Certain schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

2.	Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

3.	Signatures

4.	Exhibits

23.1

•	Consent of Independent Registered Public Accounting Firm – CohnReznizk LLP

Marriott International, Inc. Employees’ Profit Sharing,

Retirement and Savings Plan and Trust

Financial Statements and Supplemental Schedule With

Report of Independent Registered Public Accounting Firm

December 31, 2015 and 2014

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015 AND 2014

Report of Independent Registered Public Accounting Firm

The Profit Sharing Committee

Marriott International, Inc. Employees’

    Profit Sharing, Retirement and Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Bethesda, Maryland

June 23, 2016

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2015 AND 2014

	December 31
	2015	2014
Assets
Investments in Marriott International, Inc. Pooled Investment Trust for Participant-Directed Accounts, at fair value	$4,840,351,603	$4,986,319,778

Total investments	4,840,351,603	4,986,319,778

Receivables:
Notes receivable from participants	120,710,676	117,924,533
Participant contributions receivable	5,120,249	—
Due from Marriott International, Inc. for Company contribution	78,815,789	77,526,007

Total receivables	204,646,714	195,450,540

Total assets	5,044,998,317	5,181,770,318

Liabilities
Accrued expenses	474,599	439,016

Total liabilities	474,599	439,016

Net assets available for benefits	$5,044,523,718	$5,181,331,302

The accompanying notes are an integral part of these financial statements.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

Additions
Interest income on notes receivable from participants	$6,175,651
Participants contributions	204,492,934
Rollover contributions	6,148,615
Marriott International, Inc. contributions	81,021,582

Total additions	297,838,782

Deductions
Depreciation in investments from participation in Marriott International, Inc. Pooled Investment Trust for Participant-Directed Accounts	77,300,052
Benefits paid to participants	354,668,814
Administrative expenses	2,677,500

Total deductions	434,646,366

Net decrease	(136,807,584)
Net assets available for benefits at beginning of year	5,181,331,302

Net assets available for benefits at end of year	$5,044,523,718

The accompanying notes are an integral part of these financial statements.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 1:	DESCRIPTION OF THE PLAN

The following description of Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the “Plan”), sponsored by Marriott International, Inc. (the “Company”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of the Company who are eligible to participate after completing 90 days of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan’s assets are held and invested on a commingled basis in the Marriott International, Inc. Pooled Investment Trust for Participant-Directed Accounts (the “Master Trust”) (see Note 3).

Contributions

Each pay period, participants may contribute up to 80% or a fixed dollar amount (minimum of $3 per week) of weekly compensation. The Plan administrator limits contributions by highly compensated employees to ensure satisfaction of nondiscrimination tests; for 2015 the limit on highly compensated employees was 7% of weekly compensation from January to October and 8% from November to December. Effective January 1, 2014, participants have the option to contribute on a Roth 401(k) basis. Effective June 27, 2014, participants can convert all or a portion of their existing Retirement Savings Plan account balance to a Roth 401(k) account.

The Plan offers a discretionary contribution which is allocated proportionally to each allocation group (all participants eligible for the discretionary contribution at the same work location and in the same job classification, hourly or non-hourly). Each participant’s share of the discretionary contribution is determined proportionally based on the first 3% of eligible compensation contributed to the Plan, as compared to that contributed in total by all participants in the allocation group, and the second 3% of eligible compensation contributed to the Plan, as compared to that contributed in total by all participants in the allocation group.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 1:	DESCRIPTION OF THE PLAN (Continued)

Contributions (Continued)

To be eligible for the discretionary contributions, employees must be at least 21 years of age, have completed at least one year of service and be employed as of the last Friday of the Plan year, although employees whose employment ends due to retirement, disability or death will be eligible for a discretionary contribution on their contributions for the Plan year. In general, Company contributions are allocated among participants’ accounts after the close of the Plan year. The Company also makes supplemental contributions at select locations to non-management, non-highly compensated hourly associates who are eligible for the discretionary contribution in the Plan who are not, in most cases, in a collective bargaining agreement. Contributions are subject to certain limitations.

Participant Accounts

Individual accounts are maintained for each participant. Each participant account is credited with the participant contributions, the Company matching contribution, the Company discretionary contribution (if any), an allocation of Plan earnings or losses, and charged with an allocation of administrative expenses. Nonvested accounts are to be used to pay administrative expenses. The nonvested account balance was $1,175 at both December 31, 2015 and 2014, and was available to pay Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100% vested in their contributions plus actual earnings thereon, as well as in Company contributions.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 4 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the vested balance in the participant’s account. The interest rate is fixed at the time the loan is granted. Prior to July 2, 2012, bear interest at the prime rate published by the Wall Street Journal plus 100 basis points. Effective for loans issued on and after July 2, 2012, loans will bear interest at the prime rate published by the Wall Street Journal plus 200 basis points. Interest rates on outstanding loans range from 4.25% to 10.2%.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 1:	DESCRIPTION OF THE PLAN (Continued)

Notes Receivable from Participants (Continued)

Principal and interest are paid ratably through weekly or bi-weekly after-tax payroll deductions. In cases where payroll deductions are not available, loan repayments can be made via direct debit, certified check, cashiers’ check or money order.

Participants generally are limited to one outstanding loan; participants who had an outstanding loan under both the Plan and The Ritz-Carlton Hotel Company, L.L.C. Special Reserve Plan, at the time of its merger with the Plan, in June 2006, were permitted to maintain the total outstanding balance under a new promissory note.

Payment of Benefits

Upon termination of service, death, disability, or retirement upon either age 55 and 10 years of service or 20 years of service regardless of age, a participant with an account balance greater than $5,000 can elect to receive a lump sum amount, partial distributions or installment payments equal to the value of the participant’s vested interest in his or her account. If a participant’s account balance is at least $1,000, but not more than $5,000, the participant’s vested account balance will be rolled-over into an individual retirement account established by the Plan if the participant does not elect, within time frames established by the Plan administrator, to receive a lump sum cash distribution or to make a direct rollover. The Plan provides for automatic lump sum distribution for participants who terminate employment with a vested account balance of less than $1,000.

Administration

The Profit Sharing Committee serves as the named fiduciary of the Plan. Administration of the Plan is under the direction of (i) the Profit Sharing Committee, all of whom are members of senior management of the Company; (ii) a trustee who is a corporate officer of the Company; and (iii) a Plan administrator, who is an employee of the Company. The Profit Sharing Committee is responsible for investment of the Plan assets, and has delegated many responsibilities to the trustee and the investment managers it appoints.

Administrative and Investment Expenses

To the extent not paid by the Company, certain administrative and all investment expenses are paid by the Plan and then allocated to participants based on account balances.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 1:	DESCRIPTION OF THE PLAN (Continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, to the extent they are not already 100% vested.

Investment Options

Upon enrollment in the Plan, a participant may allocate employer and employee contributions to any of the available investment options. Participants may change their investment options on a daily basis.

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of the Plan’s interest in the Master Trust is based on the specific interest that the Plan has in underlying investments. The investments of the Master Trust are valued as described under Fair Value Measurements in Note 2.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits

Benefits are recorded when paid.

Fair Value Measurements

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), the next priority to quoted values based on observable inputs (Level 2 measurements), and the lowest priority to values based on unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are briefly described below:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.

Level 2

Inputs to the valuation methodology include:

•       Quoted prices for similar assets or liabilities in active markets;

•       Quoted prices for identical or similar assets or liabilities in inactive markets;

•       Inputs other than quoted prices that are observable for the asset or liability;

•       Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. For example, real estate using an independent appraisal process would be Level 3.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2015 and 2014.

Common and Preferred Stock – Securities are priced at the closing price reported on the active market on which individual securities are traded.

Corporate bonds – Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote if available.

Mutual funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Collective Trust – Valued at the NAV of units of a collective trust. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

Government Debt Securities - Valued using pricing models maximizing the use of observable inputs for similar securities.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)

The Company Stock Fund (the “Stock Fund”) is tracked on a unitized basis. The Stock Fund consists of Marriott International, Inc. common stock, funds held in the Northern Trust Company Collective Short-Term Investment Fund sufficient to meet the Stock Fund’s daily cash needs, as well as interest and dividends receivable. Unitizing the Stock Fund allows for daily trades. The value of a unit reflects the combined market value of Marriott International, Inc. common stock, valued at its quoted market price, and the cash investments and receivables held by the Stock Fund. At December 31, 2015, 19,195,377 units were outstanding with a value of $46.28 per unit. At December 31, 2014, 18,760,858 units were outstanding with a value of $53.82 per unit.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in valuation methodologies from December 31, 2014 to December 31, 2015.

Recently Adopted Accounting Pronouncements

In July 2015, Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit-Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Adopted Accounting Pronouncements (Continued)

Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end. Parts I and III are not applicable to the Plan.

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in ASU 2015-07 apply to reporting entities that measure an investment’s fair value using the net asset value per share (or its equivalent) practical expedient. The ASU eliminates the requirement to classify the investment within the fair value hierarchy. In addition, the requirement to make certain disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient has been removed. Instead, such disclosures are restricted only to investments that the entity has elected to measure using the practical expedient.

ASU 2015-12 and ASU 2015-07 are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. On December 31, 2015, the Plan early adopted, with retrospective application to the prior period presented, Part II of ASU 2015-12, as Plan management believes the amendments simplify and make disclosures more relevant to the users of the financial statements. Adoption of ASU 2015-12 only impacted certain investment disclosures and had no impact on net assets available for benefits. ASU 2015-07 was not adopted during 2015 and management believes the standard will only impact certain investment disclosures and have no impact on net assets available for benefits.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants

Notes receivable from participants are recorded at principal less repayments plus accrued interest. Interest income is recorded on the accrual basis. A loan is considered in default if a payment is not made within 90 days after the due date; an outstanding loan balance is not repaid by the original due date; or there is a material misrepresentation in connection with the loan application. If the loan is deemed to be in default, the participant loan balance is reduced and a benefit payment is recorded.

NOTE 3:	MASTER TRUST

The Plan’s custodian is The Northern Trust Company (“Northern Trust”). The assets of the Plan are principally held and invested on a commingled basis in the Master Trust, which was established for the investment of the assets of the Plan and another retirement plan sponsored by the Company, Marriott International, Inc. Employees’ 401(k) Plan (the “401k Plan”).

The assets, interest and dividend income, investment expenses, and realized and unrealized appreciation (depreciation) in fair value of investments of the Master Trust are allocated to the participating plans based on the number of units outstanding in each fund in which the Plan invests at the conclusion of each business day, except for participant loans, which are based on actual loan balances of each plan’s participants. Participant loans are considered to be an asset held outside of the Master Trust. In addition, only the Plan’s participants can invest in the Marriott Common Stock Fund. At December 31, 2015 and 2014, the Plan’s overall interest in the net assets of the Master Trust was 99.55% and 99.59%, respectively.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 3:	MASTER TRUST (Continued)

The following table presents the net assets of the Master Trust as of December 31, 2015 and 2014:

	2015	2014
Assets
Investments, at fair value	$4,866,754,123	$5,001,559,308

Receivables:
Receivables from sale of investments	5,045,854	7,543,315
Accrued interest and dividends	37,248	10,507

Total receivables	5,083,102	7,553,822

Total assets	4,871,837,225	5,009,113,130

Liabilities
Accounts payable on investments purchased	7,356,494	321,695
Custodian and advisor fees payable	2,116,204	1,935,987

Total liabilities	9,472,698	2,257,682

Net assets available for benefits	$4,862,364,527	$5,006,855,448

The following table presents the changes in net assets of the Master Trust during the year ended December 31, 2015:

Net depreciation in fair value of investments	$(133,488,399)
Interest	26,612,714
Dividends	37,255,657

Investment loss before investment management fees	(69,620,028)
Investment management fees	(7,526,899)
Net transfers	(67,343,994)

Decrease in net assets	(144,490,921)

Net assets:
Beginning of year	5,006,855,448

End of year	$4,862,364,527

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 3:	MASTER TRUST (Continued)

The following table presents the net investment losses of the Master Trust for the year ended December 31,2015:

Net realized and unrealized (depreciation) in fair value of investments	$(133,488,399)
Interest and dividend income	63,868,371

Investment loss before investment management fees	(69,620,028)
Investment management fees	(7,526,899)

Net investment loss	$(77,146,927)

The net investment loss of the Master Trust is comprised of the net investment loss for the Plan of $77,300,052 and net investment gain for the 401k Plan of $153,125.

NOTE 4:	FAIR VALUE MEASUREMENTS

The following tables present the investments in the Master Trust that are measured at fair value on a recurring basis at December 31, 2015 and 2014. Classification within the fair vale hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$8,390,077	$—	$—	$8,390,077
Corporate bonds	—	446,555,825	—	446,555,825
Preferred stock	3,532,041	2,027,385	2,242	5,561,668
Common stock - Marriott International, Inc.	875,001,387	—	—	875,001,387
Common stock - others	1,465,557,626	1,308,360	—	1,466,865,986
Foreign government debt securities	—	1,737,546	—	1,737,546
U.S. government debt securities	—	524,639,341	—	524,639,341
Common collective trusts	—	1,025,217,839	—	1,025,217,839
Mutual funds	512,784,454	—	—	512,784,454

Total assets in the fair value hierarchy	$2,865,265,585	$2,001,486,296	$2,242	$4,866,754,123

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 4:	FAIR VALUE MEASUREMENTS (Continued)

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$9,429,334	$7,591,536	$—	$17,020,870
Corporate bonds	—	466,212,626	—	466,212,626
Preferred stock	3,612,222	1,998,449	2,242	5,612,913
Common stock - Marriott International, Inc.	1,002,808,787	—	—	1,002,808,787
Common stock - others	1,442,522,438	496,701	—	1,443,019,139
Foreign government debt securities	—	7,536,702	—	7,536,702
U.S. government debt securities	—	567,457,602	986,040	568,443,642
Common collective trusts	—	942,641,401	—	942,641,401
Mutual funds	548,263,228	—	—	548,263,228

Total assets in the fair value hierarchy	$3,006,636,009	$1,993,935,017	$988,282	$5,001,559,308

The Plan’s management revised the presentation for fair value hierarchy provisions of ASC 820 for the year ended December 31, 2014 in order to reflect requirements under ASU 2015-12.

The following table sets forth a summary of changes in the fair value of the Master Trust’s Level 3 investments for the year ended December 31, 2015:

	Opening Balance at 12/31/2014	Purchases	Sales	Withdrawals	Total Gains or Losses for the period	Change in Unrealized Gain/(Loss)	Transfer to/from Level 2	Ending Balance 12/31/2015
Preferred stock	$2,242	$—	$—	$—	$—	$—	$—	$2,242
U.S. government debt securities	986,040	—	—	—	—	—	(986,040)	—

Grand Total	$988,282	$—	$—	$—	$—	$—	$(986,040)	$2,242

For certain Level 3 investments at December 31, 2014, as significant observable input in fair value determination became available, they were transferred to Level 2 at the beginning of the reporting period.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 4:	FAIR VALUE MEASUREMENTS (Continued)

The following table provides a summary of the valuation techniques applied in determining the fair value of the Master Trust’s Level 3 investments and quantitative information regarding the significant unobservable inputs used for 2015 and 2014:

Quantitative Information about Level 3 Fair Value Measurements
	Fair Value at 12/31/2015	Valuation Technique	Unobservable Input	Range (Weighted Average)
Preferred stock	$2,242	Bid Evaluation	Bid Price	N/A

Quantitative Information about Level 3 Fair Value Measurements
	Fair Value at 12/31/2014	Valuation Technique	Unobservable Input	Range (Weighted Average)
Preferred stock	$2,242	Bid Evaluation	Bid Price	N/A
U.S. government debt securities	986,040	Bid Evaluation	Bid Price	4.8870%

The following table summarizes investments for which fair value is measured using Net Asset Value per share practical expedient as of December 31, 2015 and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2015 Fair Value	December 31, 2014 Fair Value	Redemption Frequency (if currently eligible)	Redemption Notice Period
COLTV Short-term Investment Fund	$68,665,886	$68,441,507	Daily	30 days
Fidelity Pyramis Emerging Equity Small Cap	27,908,593	—	Daily	30 days
Northern Trust Collective S&P 500 Index Fund	187,025,847	186,165,281	Daily	30 days
Vanguard Retirement 2015	91,984,976	93,624,540	Daily	60 days
Vanguard Retirement 2025	204,760,098	190,903,447	Daily	60 days
Vanguard Retirement 2035	185,833,153	170,848,128	Daily	60 days
Vanguard Retirement 2045	149,348,590	137,471,693	Daily	60 days
Vanguard Retirement 2055	31,162,743	19,883,148	Daily	60 days
Vanguard Retirement Income	78,527,953	75,303,657	Daily	60 days

	$1,025,217,839	$942,641,401

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 5:	PARTY-IN-INTEREST

The Plan may, at the discretion of Plan participants, invest an unlimited amount of its assets in securities issued by the Company. The Plan through the Stock Fund held 13,051,930 and 12,851,580 shares of common stock of the Company as of December 31, 2015 and 2014, respectively. Dividends on Marriott International, Inc. common stock were $12,166,383 and $9,946,122 for the years ended December 31, 2015 and 2014, respectively. The share price as listed on the Nasdaq stock exchange as of December 31, 2015 and 2014 was $67.04 and $78.03, respectively.

NOTE 6:	INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service (“IRS”), dated October 12, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and therefore, the related Trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended, and has received a favorable determination letter dated October 30, 2012. Plan management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and that the Plan and related Trust continue to be tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 7:	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 8:	RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	December 31
	2015	2014
Net assets available for benefits as reported in financial statements at contract value	$5,044,523,718	$5,181,331,302
Loans deemed as distribution for financial statements reporting purposes	6,085,568	5,874,570
(Deemed distributions) during the year for Form 5500 purposes	(289,792)	(503,721)

Net assets available for benefits as reported in Form 5500	$5,050,319,494	$5,186,702,151

The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500:

Benefits paid to participants as reported in the financial statements	$354,668,814
Loans deemed as distribution for financial statements reporting purposes as of December 31, 2015	(6,085,568)
Loans deemed as distribution for financial statements reporting purposes as of December 31, 2014	5,874,570
Net deemed distributions/(recoveries) for the Form 5500 purposes for year ended December 31, 2015	289,792
Net deemed (distributions)/recoveries for the Form 5500 purposes for year ended December 31, 2014	(503,721)

Benefits paid to participants as reported in the Form 5500	$354,243,887

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 8:	RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500 (Continued)

The following is a reconciliation of notes receivable from participants as reported in the financial statements to the Form 5500:

	2015	2014
Notes receivable from participants per financial statements	$120,710,676	$117,924,533
Loans deemed as distribution for the purpose of financial statements	6,085,568	5,874,570
Net (deemed distributions)/recoveries during the year for the Form 5500 purposes	(289,792)	(503,721)

Notes receivable from participants per Form 5500	$126,506,452	$123,295,382

The following is a reconciliation of the change in net assets available for benefits as reported in the financial statements to the Form 5500 for the year ended December 31, 2015:

Net decrease in net assets available for benefits as reported in the financial statements	$(136,807,584)
Change in loans deemed as distribution for financial statements reporting purposes	210,998
Change in net (deemed distributions)/recoveries during the year for the Form 5500 purposes	213,929

Net decrease in net assets available for benefits as reported in the Form 5500	$(136,382,657)

NOTE 9:	SUBSEQUENT EVENTS

The Plan has evaluated events subsequent to December 31, 2015 and through June 23, 2016, the date the financial statements were available to be issued, and determined that there were no events that require adjustments to or disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

EIN: 52-2055918; Plan No.: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

DECEMBER 31, 2015

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value
Notes receivable from Participants *	Interest rates range from 4.25% to 10.2%; varying maturities		$ 126,506,452

*	Party-in-interest to the Plan
**	Cost information not required

See Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

Dated: June 23, 2016	/s/ Tracey Ballow
Plan Administrator